SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                  Commission File Number: 0-4465


(Check One): |X|  Form 10-KSB  |_|  Form 11-K   |_|  Form 20-F   |_| Form 10-QSB
|_|  Form N-SAR

     For Period Ended: November 30, 2004
                      ----------------------------------------------------------

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

   Read attached instruction sheet before preparing form. Pleaseprint or type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant eLEC COMMUNICATIONS CORP.
                       ---------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------


Address of principal executive office (Street and number)

                          75 South Broadway Suite 302
--------------------------------------------------------------------------------

City, state and zip code  White Plains, New York  10601
                         -------------------------------------------------------


                                   Pae 1 of 5

Part II

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

     |X|      (a)      The reasons described in reasonable detail in
                       Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|      (b)      The subject annual report on Form 10-KSB will be filed on
                       or before the fifteenth calendar day following the prescribed due date;

     |_|      (c)      The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.


Part III

     State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

          The preparation of our Annual Report on Form 10-KSB for the fiscal year ended November 30, 2004 was delayed due to the execution of a material contract with our principal vendor Verizon Services Corp. on February 24, 2005, which requires disclosure in the footnotes to our financial statements and impacts the forward looking disclosures included in the description of our business and in management's discussion and analysis. Additionally, our independant auditors have not completed their audit.

          As a result of the foregoing, our Annual Report on Form 10-KSB for the year ended November 30, 2004 will be filed on or before March 15, 2005, which is within the extension period provided under Rule 12b-25.


Part IV

     (1) Name and telephone number of person to contact in regard to this notification.

               Eric M. Hellige                      (212) 421-4100
               ---------------------------------------------------


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                        Yes |X|                   No |_|

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Yes |X|                   No |_|



     Our revenues for fiscal 2004 increased by approximately $3,990,000, or approximately 72%, to approximately $9,558,000 as compared to approximately $5,568,000 reported for fiscal 2003. The increase in revenues resulted from additional marketing expenditures in fiscal 2004 that were able to generate additional local access lines on which we provide telephone service.

     Our gross profit for fiscal 2004 increased by approximately $2,017,000 to approximately $4,819,000 from approximately $2,802,000 reported in fiscal 2003, while our gross profit percentage of 50.4% in fiscal 2004 as compared to 50.3% in fiscal 2003 essentially remained the same from fiscal period to fiscal period. The increase in our dollars of gross profit resulted from the increase in our customer base in fiscal 2004 over fiscal 2003.

     Selling, general and administrative expenses ("SG&A") decreased by approximately $215,000, or approximately 3.9%, to approximately $5,447,000 in fiscal 2004 from approximately $5,662,000 reported in the prior year fiscal period.

     Depreciation expense decreased by approximately $74,000, to approximately $14,000 in fiscal 2004 as compared to approximately $88,000 in fiscal 2003. The decline in depreciation expense was primarily attributable to the sale of our headquarters building in the fourth quarter of fiscal 2003 and to the sale of certain assets in the first quarter of fiscal 2003.

     Interest expense decreased by approximately $172,000, to approximately $3,000 for fiscal 2004 as compared to approximately $175,000 for fiscal 2003. The decrease in interest expense was primarily attributable to the repayment of a mortgage note in conjunction with the sale of our headquarters building in the fourth quarter of fiscal 2003.

     Interest income and other for fiscal 2004 consisted of income of approximately $46,000 as compared to income of approximately $164,000 for fiscal 2003. The income for fiscal 2004, resulted primarily from commission income of approximately $88,000, partially offset by charges for environmental costs of approximately $45,000 directly related to the sale of our headquarters building in the fourth quarter of fiscal 2003. The income for fiscal 2003 resulted primarily from rental and commission income of approximately $210,000, partially offset by the write-down of certain assets of approximately $71,000.

     In fiscal 2004, we reported income of approximately $904,000 from debt reduction related to the emergence of our wholly-owned subsidiary, Telecarrier Services Inc., from bankruptcy. No such income was reported in fiscal 2003. Bankruptcy reorganization costs for fiscal years 2004 and 2003 of approximately $161,000 and $70,000, respectively, represented legal costs associated with the bankruptcy.

     In fiscal 2003, we sold certain assets and all of the capital stock of a former subsidiary and our headquarters building. The sales netted a gain of approximately $11,306,000. We had no such asset sales in fiscal 2004.

     In fiscal 2004, gain on the sale of investment securities and other investments of approximately $1,000 resulted from the sale of investment securities as compared to the gain of approximately $122,000 for fiscal 2003, which resulted from the sale of shares of Cordia Corporation and Talk America Holdings, Inc.

     The foregoing preliminary results of operations are unaudited and are subject to adjustment based upon the completion of an audit by our independant auditors.

     eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 1, 2005                       By:   /s/Paul H. Riss
                                                 ------------------------------
                                                 Name:  Paul H. Riss
                                                 Title: Chief Executive Officer